EXHIBIT 99.2
Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk shipping industry;

•	changes in the useful lives and the value of our vessels and other vessels we may acquire and the related impact on our compliance with covenants under our financing agreements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Greece Ltd., or V.Ships Greece, our technical manager, Global Seaways S.A., our crew manager, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism, other hostilities, pandemics or other calamities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities (including, without limitation, the coronavirus, or COVID-19 pandemic), and governmental responses thereto;

•	changes in global and regional economic and political conditions, including without limitation, increased inflationary pressures and increases in the interest rates set by central banks;

•
general domestic and international political conditions or events, including “trade wars”, the ongoing war between Russia and Ukraine and related sanctions, the war between Israel and Hamars or the Houthi crises in the Red Sea;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue as a going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. We currently operate 18 vessels (one Newcastlemax and 17 Capesize) with a cargo-carrying capacity of approximately 3,236,212 dwt and an average fleet age of 13.4 years. We have agreed to purchase a secondhand Capesize dry bulk vessel with an expected delivery within 2024. Upon the completion of this delivery, our operating fleet will consist of 18 Capesize dry bulk vessels and one Newcastlemax dry bulk vessel with an aggregate cargo carrying capacity of approximately 3,417,608 dwt. We are a prominent pure-play Capesize shipping company listed in the U.S. capital market. Our common shares are listed on Nasdaq under the symbol “SHIP”.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period. Our calculation of Ownership Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Our time charter rates are usually index linked during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage and time charters;

•	vessel repositioning;

•	vessel operating expenses and voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on fixed-rate period time charters and bareboat time charters provide more predictable cash flows, but can yield lower revenue and profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market or on index-linked time charters generate revenues that are less predictable, but can yield increased profit margins during periods of improving dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in the case of voyage charters. In the first six months of 2024, all of our vessels were chartered under index-linked time charter arrangements, reflecting similar employment patterns as observed in the six-month period ended June 30, 2023.

Results of Operations

Six months ended June 30, 2024 as compared to six months ended June 30, 2023

(In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2024	2023	Amount	%
Revenues:
Vessel revenue, net	80,366	45,030	35,336	78%
Fees from related parties	1,060	1,324	(264)	(20)%
Revenue, net	81,426	46,354	35,072	76%

Expenses:
Voyage expenses	(1,760)	(1,308)	(452)	35%
Vessel operating expenses	(22,254)	(21,089)	(1,165)	6%
Management fees	(359)	(374)	15	(4)%
General and administrative expenses	(8,932)	(10,681)	1,749	(16)%
Depreciation and amortization	(13,911)	(14,180)	269	(2)%
Loss on forward freight agreements, net	(104)	(144)	40	(28)%
Gain on sale of vessels, net	-	8,094	(8,094)	(100)%
Operating income	34,106	6,672	27,434	411%
Other expenses:
Interest and finance costs	(9,716)	(10,395)	679	(7)%
Loss on extinguishment of debt	(649)	(540)	(109)	20%
Interest and other income	490	882	(392)	(44)%
Foreign currency exchange gain / (loss), net	57	(126)	183	(145)%
Total other expenses, net:	(9,818)	(10,179)	361	(4)%
Net income / (loss)	24,288	(3,507)	27,795	(793)%

Net income / (loss) per common share, basic	1.18	(0.20)
Net income / (loss) per common share, diluted	1.18	(0.20)
Weighted average number of common shares outstanding, basic	19,533,621	18,196,521
Weighted average number of common shares outstanding, diluted	19,659,370	18,196,521

Vessel Revenue, Net – The increase is attributable to both the increase in prevailing charter rates and increase in operating days during the comparable periods. Our time charter equivalent rate for the first half of 2024 is 72% higher than that of 2023. Please see the reconciliation below of TCE rate (a non-GAAP measure) to net revenues from vessels, the most directly comparable U.S. GAAP measure. We had 3,099 operating days for the first six months of 2024 as compared to 2,963 operating days for the first six months of 2023.

Fees from Related Parties – The amounts relate to fees regarding the commercial and technical management services provided from Seanergy to United Maritime Corporation (“United”) and commissions earned by Seanergy on vessels sold and/or purchased by United pursuant to the relevant management agreements. The 2024 amount comprises of $1.1 million commercial and technical management fees and $NIL million of sale and purchase commissions. The 2023 amount comprises of $0.7 million commercial and technical management fees and $0.6 million of sale and purchase commissions.

Voyage Expenses – The increase was primarily attributable to the increase of the amount of brokerage commissions as a result of the increased revenue for the first half of 2024 compared to the first half of 2023.

Vessel Operating Expenses – The increase was primarily attributable to an increase in ownership days.  We had 3,114 ownership days for the first six months of 2024 as compared to 2,995 ownership days for the first six months of 2023.

General and Administrative Expenses – The decrease is mainly attributable to the decreased stock based compensation amortization, a non-cash item, which was $3.0 million in the first six months of 2024 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $6.1 million in the first six months of 2023. The decrease is partially offset by the increased staff costs which derive from the increase of the Company’s headcount in order to support the growing needs of the in-house management for both Seanergy and the services provided to United.

Depreciation and Amortization – The decrease was mainly attributable to the decreased amortization of drydock expenses and to the increase of the scrap rate effective from January 1, 2024, resulting in lower depreciation expense for the first six months of 2024 as compared to the first half 2023. The decrease is partially offset by the increase in ownership days. We had 3,114 ownership days for the first six months of 2024 as compared to 2,995 ownership days for the first six months of 2023.

Interest and Finance Costs – The decrease is primarily attributable to the decreased amortization of deferred finance costs and debt discounts and is partially offset by the increase in the average interest rate on our outstanding indebtedness, mainly driven by the increased SOFR rates for our interest bearing securities. The weighted average interest rate on our outstanding debt for the six months ended 2024 and 2023 was approximately 7.99% and 7.85%, respectively. Finally, non-cash interest expense of amortization of deferred finance costs and debt discounts for the six-month periods ended June 30, 2024 and 2023 was $0.7 million and $1.5 million, respectively.

Loss on extinguishment of debt – The loss for the six-month period ended June 30, 2024 is attributable to the full settlement of the CMBFL Sale and Leaseback, secured by the Hellasship and Patriotship. The loss for the six-month period ended June 30, 2023 is mainly attributable to the write-off of unamortized deferred finance costs and debt discounts upon the full settlement of the outstanding balance of the Hanchen Sale and Leaseback, the ABB Loan Facility, the Championship Cargill Sale and Leaseback and the partial prepayment of the August 2021 Alpha Bank Loan Facility (described below).

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six months ended June 30,
Fleet Data:	2024	2023

Ownership days	3,114	2,995
Available days(1)	3,112	2,995
Operating days(2)	3,099	2,963
Fleet utilization	99.5%	98.9%

Average Daily Results:
TCE rate(3)	$25,365	$14,756
Daily Vessel Operating Expenses(4)	$6,999	$6,921

(1)	During the six months ended June 30, 2024, we incurred 2 off-hire days for scheduled dry-dockings. During the six months ended June 30, 2023, we incurred nil off-hire days for scheduled dry-dockings.

(2)
During the six months ended June 30, 2024, we incurred 3 off-hire days due to other unforeseen circumstances. During the six months ended June 30, 2023, we incurred 32 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate (a measure of the average daily revenue performance), which is not a recognized measure under U.S. GAAP, because we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2024	2023
(In thousands of US Dollars, except operating days and TCE rate)

Vessel revenue, net	$80,366	$45,030
Voyage expenses	$(1,760)	$(1,308)
Time charter equivalent revenues	$78,606	$43,722
Operating days	3,099	2,963
Daily time charter equivalent rate	$25,365	$14,756

(4)
We include Daily Vessel Operating Expenses, which is not a recognized measure under U.S. GAAP, as we believe it provides additional meaningful information and assists management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Six months ended June 30,
	2024	2023
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$22,254	$21,089
Less: Pre-delivery expenses	(460)	(362)
Vessel operating expenses before pre-delivery expenses	$21,794	$20,727
Ownership days	3,114	2,995
Daily Vessel Operating Expenses	$6,999	$6,921

EBITDA and Adjusted EBITDA reconciliation:

	Six months ended June 30,
(In thousands of US Dollars)	2024	2023

Net income / (loss)	$24,288	$(3,507)
Interest and finance cost, net	9,235	10,203
Depreciation and amortization	13,911	14,180
EBITDA(1)	$47,434	$20,876
Stock based compensation	3,017	6,127
Loss on extinguishment of debt	649	540
Loss on forward freight agreements, net	104	144
Gain on sale of vessels, net	-	(8,094)
Adjusted EBITDA (1)	$51,204	$19,593

(1)
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, and loss on extinguishment of debt, and the non-recurring gain on sale of vessels, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal sources of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions and equity provided by the capital markets. Our principal uses of funds have primarily been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of June 30, 2024, we had cash and cash equivalents of $32.7 million, as compared to $19.4 million as of December 31, 2023.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2024, we had a working capital deficit of $38.1 million (which included an amount of $2.1 million relating to pre-collected revenue) as compared to a deficit of $44.4 million  as of December 31, 2023. As of June 30, 2024, the deficit is primarily due to the expected exercise of the purchase option price of $20.2 million for the purchase of the Titanship and to planned loan repayments for the next 12 months, amounting to $46.4 million. The Company’s cash flow projections for the period of one year after the date that the financial statements are issued indicate that cash on hand and cash provided by operating activities and cash provided through new financing agreements will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

As of June 30, 2024, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2024, we had outstanding borrowings of $252.5 million (including long-term debt and other financial liabilities and finance lease liability). Our primary known and estimated liquidity needs for the twelve-month period ending one year after the financial statements’ issuance include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated dry docking expenditures. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below and in Note 8 (“Long-Term Debt and Other Financial Liabilities”) and Note 7 (“Finance Lease, Right-of-use Asset and Finance Lease Liability”) of our interim consolidated financial statements included below. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

	Six months ended June 30,
	2024	2023
Cash Flow Data:
Net cash provided by operating activities	$35,048	$1,604
Net cash (used in) / provided by investing activities	$(39,068)	$21,425
Net cash provided by / (used in) financing activities	$17,316	$(33,054)

Six months ended June 30, 2024 as compared to six months ended June 30, 2023

Operating Activities: Net cash provided by operating activities amounted to $35.0 million for the six-month period ended June 30, 2024, compared to net cash provided by operating activities of $1.6 million for the six-month period ended June 30, 2023. The change is attributed to the increased charter rates that prevailed in the market for the six-month period ended June 30, 2024 as compared to the respective period in 2023.

Investing Activities: The 2024 cash outflow is related to $34.3 million payment for the acquisition of the Iconship, $4.5 million payment as advance for a vessel acquisition for the Orange Tiara which will be renamed  Kaizenship and $0.3 million commission paid in 2024 for the Titanship acquisition in the fourth quarter of 2023. The 2023 cash inflow is related to $23.9 million of proceeds from the sale of two vessels, $1.3 million of release of deposits, $0.1 million for payments related to vessel improvements, $3.5 million finance lease prepayment and $0.2 million for payments of other fixed assets.

Financing Activities: The 2024 cash inflow resulted from proceeds of $58.3 million from the new sale and leaseback agreements with the three affiliates of AVIC International Leasing Co., Ltd. (“AVIC”), described below, and $5.8 million proceeds from issuance of common stock and warrants. The 2024 cash outflow resulted from debt and other financial liabilities repayments of $40.6 million, dividend payments of $2.5 million, payments for repurchase of common shares of $1.7 million, $1.1 finance lease payments and $0.9 million of loan finance fees payments in respect with the loan amendments. The 2023 cash outflow resulted from debt and other financial liabilities repayments of $70.9 million, convertible notes repayments of $8.0 million, dividend payments of $5.0 million, payments for repurchase of common shares of $1.6 million and $1.3 million of loan finance fees payments in respect with the loan amendments. The 2023 cash inflow resulted from proceeds of $53.8 million from secured long-term debt and other financial liabilities.

Description of Indebtedness

Senior Facilities

Pre - Existing Loan Facilities

August 2021 Alpha Bank Loan Facility
On August 9, 2021, we entered into a $44.1 million secured loan facility with Alpha Bank S.A. (“Alpha Bank”) for the purposes of (i) refinancing of a previous loan facility entered with Alpha Bank in May 2021 and (ii) financing of the previously unencumbered Friendship, effectively replacing the Leadership with the Friendship in the security structure and increasing the loan amount. The August 2021 Alpha Bank Loan Facility is divided in two tranches, which were fully drawn on August 11, 2021: the first tranche of $31.1 million was used to partly refinance the outstanding indebtedness over the Squireship and Lordship and the second tranche of $13.0 million was used to partly finance the acquisition cost of the Friendship. The first tranche bears interest at Term SOFR plus a margin of 3.55% and the second tranche bears interest at Term SOFR plus a margin of 3.30%.

On April 28, 2023, the Company prepaid $12.0 million using the proceeds from the Village Seven Sale and Leaseback and as a result all the securities regarding the Lordship were irrevocably and unconditionally released. Following this prepayment, the first tranche is repayable by seven quarterly instalments of $0.6 million each and a balloon of $10.3 million payable together with the final instalment. The second tranche is repayable by eight quarterly instalments of $0.3 million each and a balloon of $3.9 million payable together with the final instalment. The repayment of instalments for both tranches commenced in the fourth quarter of 2023.

The August 2021 Alpha Bank Loan Facility is cross collateralized with the June 2022 Alpha Bank Loan Facility. In addition, the borrowers shall ensure that the security requirement ratio (as defined therein) shall not be less than 125%.

As of June 30, 2024, $17.9 million was outstanding under the facility.

Sinopac Loan Facility
On December 20, 2021, we entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the Geniuship. The facility bears interest at Term SOFR plus a margin of 3.5% and is repayable by four quarterly installments of $0.5 million, followed by sixteen quarterly installments of $0.4 million and a balloon installment of $6.7 million payable together with the final installment. In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding.

As of June 30, 2024, $10.6 million was outstanding under the facility.

June 2022 Alpha Bank Loan Facility
On June 21, 2022, we entered into a facility agreement with Alpha Bank for a $21.0 million term loan secured by the Dukeship. The loan facility bears interest at SOFR plus a margin of 2.95% and is repayable through four quarterly installments of $1.0 million followed by twelve quarterly installments of $0.5 million and a balloon of $11.0 million payable together with the final installment.

The June 2022 Alpha Bank Loan Facility is cross collateralized with the August 2021 Alpha Bank Loan Facility. The Company is required to ensure that the security requirement ratio (as defined therein) shall not be less than 125% and the borrower is required to maintain minimum liquidity of $0.5 million in its operating account.

As of June 30, 2024, $15.0 million was outstanding under the facility.

June 2022 Piraeus Bank Loan Facility
On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38.0 million sustainability-linked term loan. The purpose of the loan was to (i) partly finance the acquisition cost of the Honorship, and (ii) to refinance the November 2021 Piraeus Bank Loan Facility, which was secured by the Worldship. The facility bears interest at Term SOFR plus a margin of 3.00% and a credit adjustment spread (as defined therein) and is repayable through four quarterly installments of $2.0 million, two quarterly installments of $1.5 million, followed by fourteen quarterly installments of $0.8 million and a balloon of $16.5 million payable together with the final installment. The margin is subject to a sustainability pricing adjustment whereby it may be decreased by up to 0.10% upon meeting certain emission reduction targets during the term of the facility. The Company was required to maintain a security cover ratio (as defined therein) of not less than 125% until December 24, 2023, and 130% thereafter until the maturity of the loan. As per the supplemental agreement entered into on July 3, 2023, the corporate leverage ratio (as defined in the facility agreement) required by the Company was reduced from 85% to 70% effective from June 30, 2023 until the maturity of the loan. The borrowers are required to maintain an aggregate minimum liquidity of $2.0 million in their operating accounts.

As of June 30, 2024, $25.5 million was outstanding under the facility.

October 2022 Danish Ship Finance Loan Facility
On October 10, 2022, we entered into a $28.0 million loan facility with Danish Ship Finance A/S to refinance the UniCredit Bank Loan Facility secured by the Premiership and Fellowship. The facility was divided into two equal tranches, has a term of five years, while the interest rate is 2.5% plus SOFR per annum. The repayment schedule of each tranche comprises six quarterly installments of $0.8 million followed by fourteen quarterly installments of $0.5 million and a balloon of $2.1 million payable together with the final installment. Each borrower is required to maintain minimum liquidity of $0.65 million in its retention account.

On April 18, 2023, the Company entered a deed of accession, amendment and restatement to the October 2022 Danish Ship Finance Loan Facility to refinance the Championship Cargill Sale and Leaseback secured by the Championship. The amended and restated facility includes a new tranche of $15.8 million secured by the Championship. The new tranche is payable through eight quarterly installments of $0.7 million followed by 12 quarterly installments of $0.6 million and a balloon of $2.9 million payable together with the final installment bearing an interest rate of 2.65% plus 3-month term SOFR per annum. For the new tranche, the borrower is required to maintain minimum liquidity of $0.7 million in its retention account. The security cover ratio and all other covenants continue to apply per the terms of the October 2022 Danish Ship Finance Loan Facility. More specifically, the Company is required to maintain a security cover higher than 133%, at any time the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover ratio (as defined therein) higher than 143%. The Company was required to maintain a leverage ratio (as defined therein), that would not be higher than 85% until June 29, 2023 and 70% thereafter until the maturity of the loan. Furthermore, a new sustainability linked margin adjustment mechanism was introduced to all three tranches of the October 2022 Danish Ship Finance Loan Facility, whereby the interest margin can be increased or decreased by 0.05% based on the certain emission thresholds.

As of June 30, 2024, $31.5 million was outstanding under the facility.

December 2022 Alpha Bank Loan Facility
On December 15, 2022, the Company entered into a facility agreement with Alpha Bank for a $16.5 million term loan for the purpose of partly financing the acquisition cost of the Paroship. The loan facility bears interest at Term SOFR plus a margin of 2.90% and the term is four years. The repayment schedule comprises four quarterly installments of $0.5 million followed by twelve quarterly installments of $0.4 million and a balloon of $9.6 million payable together with the final installment.  In addition, the Company is required to maintain a security requirement (as defined therein) of not less than 125%, while the borrower is required to maintain minimum liquidity of $0.5 million in its operating account.

As of June 30, 2024, $13.6 million was outstanding under the facility.

All the facilities above are secured by first preferred mortgages on the financed vessels and guaranteed by the Company. Certain of our loan facilities discussed above are secured by first and second priority general assignments covering the respective vessels’ earnings, charter parties, insurances and requisition compensation; account pledge agreements covering the vessels’ earnings accounts; specific charterparty assignments, usually for charterparties exceeding twelve months in duration; technical and commercial managers’ undertakings; pledge agreements covering the shares of the applicable vessel-owning subsidiaries; and hedging assignment agreements.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2024

AVIC Iconship Sale and Leaseback
On June 4, 2024, we entered into a $21.9 million sale and leaseback agreement with an affiliate of AVIC to partially finance the acquisition of the Iconship. The agreement became effective on June 11, 2024, upon the delivery of the vessel to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes through four quarterly installments of $0.8 million followed by 16 quarterly installments of $0.5 million paid in advance along with a balloon payment of $11.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal.

The charterhire principal, as of June 30, 2024, was $21.2 million.

AVIC Hellasship Sale and Leaseback
On June 4, 2024, we entered into a $19.5 million sale and leaseback agreement with an affiliate of AVIC to partially refinance the CMBFL Sale and Leaseback, secured by the Hellasship. The agreement became effective on June 28, 2024, upon the delivery of the Hellasship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes through four quarterly installments of $0.7 million followed by 16 quarterly installments of $0.4 million paid in advance along with a balloon payment of $10.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal.

The charterhire principal, as of June 30, 2024, was $18.8 million.

AVIC Patriotship Sale and Leaseback
On June 4, 2024, we entered into a $16.9 million sale and leaseback agreement with an affiliate of AVIC to partially refinance the CMBFL Sale and Leaseback, secured by the  Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the Patriotship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes through four quarterly installments of $0.6 million followed by 16 quarterly installments of $0.3 million paid in advance along with a balloon payment of $9.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal.

The charterhire principal, as of June 30, 2024, was $16.3 million.

Pre-Existing Sale and Leaseback Activities

Flagship Cargill Sale and Leaseback
On May 11, 2021, we entered into a $20.5 million sale and leaseback agreement with Cargill International SA (“Cargill”) to partly finance the acquisition of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set out in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The charterhire principal amortizes in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $10.0 million payable together with the final installment.

The charterhire principal, as of June 30, 2024, was $14.2 million.

Chugoku Sale and Leaseback
On February 25, 2022 the Company entered into a $21.3 million sale and leaseback agreement with Chugoku Bank, Ltd. (“Chugoku”) to refinance a previous loan facility secured by the Partnership. The Company sold and chartered back the vessel from Chugoku on a bareboat basis for an eight-year period starting from March 9, 2022. The financing’s applicable interest rate is SOFR plus 2.90% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the eight-year bareboat period, the Company has the option to repurchase the vessel for $2.4 million, which the Company expects to exercise. The Company is required to maintain a minimum market value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in thirty-two consecutive quarterly installments averaging approximately $0.6 million each along with a balloon payment of $2.4 million at the expiry of the bareboat charter.

The charterhire principal, as of June 30, 2024, was $16.1 million.

Evahline Sale and Leaseback
On March 29, 2023, we entered into a $19.0 million sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of the Hanchen Sale and Leaseback. The agreement became effective on April 6, 2023, upon the delivery of the Knightship to the lessor. The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The financing’s applicable interest rate is 3-month Term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost.  The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in seventy-two consecutive monthly installments paid in advance averaging approximately $0.3 million each.

The charterhire principal, as of June 30, 2024, was $15.0 million.

Village Seven Sale and Leaseback
On April 24, 2023, we entered into a $19.0 million sale and leaseback agreement for the Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The financing’s applicable interest rate is 3-month Term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at $7.8 million, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in fifty-three consecutive monthly installments paid in advance of approximately $0.2 million.

The charterhire principal, as of June 30, 2024, was $15.8 million.

Sale and Leasebacks Transactions repaid during the six-month period ended June 30, 2024

CMBFL Sale and Leaseback
On June 22, 2021, we entered into separate and identical sale and leaseback agreements for an aggregate amount of $30.9 million with two affiliates of CMB Financial Leasing Co., Ltd. (“CMBFL”), to partly finance the acquisition of the Hellasship and the Patriotship, with $16.0 million and $14.9 million, respectively. The Company sold and chartered back the vessels from CMBFL on a bareboat basis for a five-year period. The financings bore interest at Term SOFR plus a margin of 3.50% and a credit adjustment spread. The Company was required to maintain a corporate leverage ratio (as defined therein) that would not exceed 85% until the maturity of the agreements. Each of the bareboat charterers were required to maintain a value maintenance ratio (as defined therein) of at least 120% of the charterhire principal. The Company had continuous options to buy back the Hellasship and Patriotship at any time following the second anniversary until the maturity of each bareboat charter at predetermined prices as defined in the agreement. The total charterhire principal was repayable in twenty consecutive equal quarterly installments of $0.8 million along with a balloon of $15.3 million payable together with the final installment. On June 28, 2024, the facility was refinanced by the AVIC Hellasship Sale and Leaseback and the AVIC Patriotship Sale and Leaseback, while the outstanding amount of $22.3 million was repaid in full.

Dividend Policy

In August 2024, our Board of Directors (“Board”) adopted an updated dividend policy, pursuant to which we intend to distribute approximately 50% of our operating cash flow (the amount presented in our Cash Flow Statement for the period in question, incorporating all operating expenses, variations in working capital, interest expenses and amounts paid for drydocking),

•	Less: Debt repayments (this amount captures loan facilities, finance lease liabilities and other financial liabilities),
•
Less: Discretionary quarterly reserve (this amount will be assessed by the Board on a quarterly basis taking into consideration, among other things, (a) the share buybacks completed during the quarter, (b) anticipated capital expenditures such as vessel acquisitions and (c) a targeted liquidity buffer).

Any future dividends declared will be at the discretion and remain subject to approval of the Board each quarter, after its review of our financial condition and other factors, including but not limited to our earnings, prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law. Seanergy’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and the Board’s determination that each declaration and payment is at the time in the best interests of Seanergy and its shareholders after review of the Company’s financial performance. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our ability to pay dividends and our subsidiaries’ ability to make distributions to us. There can be no assurance that our Board will declare or pay any dividend in the future.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Balance Sheets
As of June 30, 2024 and December 31, 2023
(In thousands of US Dollars, except for share and per share data)

		June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	4	32,674	19,378
Restricted cash	4	50	50
Accounts receivable trade, net	12	729	896
Inventories	5	2,354	1,559
Prepaid expenses		2,408	1,238
Due from related parties	3	5,895	308
Other current assets		2,840	1,656
Total current assets		46,950	25,085

Fixed assets:
Vessels, net	6	432,932	410,476
Finance lease, right-of-use asset	7	28,904	29,562
Advances for vessel acquisition	6	4,450	-
Other fixed assets, net		342	423
Total fixed assets		466,628	440,461

Other non-current assets:
Deferred charges and other investments, non-current		5,131	6,397
Restricted cash, non-current	4, 8	5,500	5,500
Intangible assets		399	-
Operating lease, right of use asset	10	341	405
Other non-current assets		28	29
TOTAL ASSETS		524,977	477,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,836 and $1,175, respectively	8	44,574	31,780
Finance lease liability, current	7	20,699	21,778
Trade accounts and other payables		6,910	5,489
Accrued liabilities		7,529	7,736
Operating lease liability, current	10	99	105
Deferred revenue	12	2,081	2,136
Other current liabilities	11, 16	3,108	491
Total current liabilities		85,000	69,515

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $2,652 and $1,746, respectively	8	182,352	179,010
Operating lease liability, non-current	10	242	300
Deferred revenue, non-current	12	161	254
Other liabilities, non-current		2,521	353
Total liabilities		270,276	249,432

Commitments and contingencies	10

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and 20,000 shares issued and outstanding as at June 30, 2024 and December 31, 2023, respectively		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2024 and December 31, 2023; 20,698,827 and 19,636,352 shares issued and outstanding as at June 30, 2024 and December 31, 2023, respectively		2	2
Additional paid-in capital	11	597,206	590,129
Accumulated deficit		(342,507)	(361,686)
Total Stockholders’ equity		254,701	228,445
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		524,977	477,877

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
 Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2024 and 2023
(In thousands of US Dollars, except for share and per share data)

		2024	2023
Vessel revenue, net	12	80,366	45,030
Fees from related parties	3	1,060	1,324
Revenue, net		81,426	46,354
Expenses:
Voyage expenses		(1,760)	(1,308)
Vessel operating expenses		(22,254)	(21,089)
Management fees		(359)	(374)
General and administration expenses	15	(8,932)	(10,681)
Amortization of deferred dry-docking costs		(1,969)	(2,161)
Depreciation and amortization	2, 6, 7	(11,942)	(12,019)
Gain on sale of vessels, net		-	8,094
Loss on forward freight agreements, net		(104)	(144)
Operating income		34,106	6,672
Other income / (expenses), net:
Interest and finance costs	13	(9,716)	(10,395)
Loss on extinguishment of debt	8	(649)	(540)
Interest and other income		490	882
Foreign currency exchange gain / (loss), net		57	(126)
Total other expenses, net		(9,818)	(10,179)
Net income / (loss)		24,288	(3,507)

Net income / (loss) per common share, basic	14	1.18	(0.20)
Net income / (loss) per common share, diluted	14	1.18	(0.20)

Weighted average number of common shares outstanding, basic	14	19,533,621	18,196,521
Weighted average number of common shares outstanding, diluted	14	19,659,370	18,196,521

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2024 and 2023
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2022	20,000	-	18,191,614	2	583,691	(361,994)	221,699
Stock based compensation (Note 15)	-	-	1,823,800	-	6,127	-	6,127
Dividends ($0.05 per share) (Note 11)	-	-	-	-	-	(991)	(991)
Warrants buyback (Note 11)	-	-	-	-	(816)	-	(816)
Share buyback (Note 11)	-	-	(362,161)	-	(1,583)	-	(1,583)
Redemption of fractional shares due to reverse stock split	-	-	(4,297)	-	(23)	-	(23)
Net loss	-	-	-	-	-	(3,507)	(3,507)
Balance, June 30, 2023	20,000	-	19,648,956	2	587,396	(366,492)	220,906

	Preferred stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2023	20,000	-	19,636,352	2	590,129	(361,686)	228,445
Issuance of common stock (including the exercise of warrants) (Note 11)	-	-	180,000	-	885	-	885
ATM offering (Note 11)	-	-	576,120	-	4,897	-	4,897
Stock based compensation (Note 15)	-	-	501,667	-	3,017	-	3,017
Dividends ($0.25 per share) (Note 11)	-	-	-	-	-	(5,109)	(5,109)
Share buyback (Note 11)	-	-	(195,312)	-	(1,722)	-	(1,722)
Net income	-	-	-	-	-	24,288	24,288
Balance, June 30, 2024	20,000	-	20,698,827	2	597,206	(342,507)	254,701

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2024 and 2023
(In thousands of US Dollars)

	2024	2023
Net cash provided by operating activities	35,048	1,604
Cash flows from investing activities:
Proceeds from sale of vessels	-	23,910
Vessels acquisitions and improvements	(34,313)	(134)
Advance for vessel acquisition	(4,450)	-
Finance lease prepayments and other initial direct costs	(305)	(3,500)
Other fixed assets, net	-	(176)
Deposits assets, non-current	-	1,325
Net cash (used in) / provided by investing activities	(39,068)	21,425
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	5,823	-
Payments for repurchase of common stock	(1,722)	(1,583)
Dividends paid	(2,492)	(5,048)
Proceeds from long term debt and other financial liabilities	58,279	53,750
Repayments of long term debt and other financial liabilities	(40,576)	(70,868)
Repayments of convertible notes	-	(8,000)
Payments of finance lease liabilities	(1,079)	-
Payments of fractional shares due to reverse stock split	-	(23)
Payments of financing and stock issuance costs	(917)	(1,282)
Net cash provided by / (used in) financing activities	17,316	(33,054)
Net increase / (decrease) in cash and cash equivalents and restricted cash	13,296	(10,025)
Cash and cash equivalents and restricted cash at beginning of period	24,928	32,477
Cash and cash equivalents and restricted cash at end of period	38,224	22,452

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	10,260	8,899

Noncash financing activities:
Dividends declared but not paid	3,108	491
Financing and stock issuance costs	2,035	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Glyfada, Greece. The Company’s common shares are listed on the Nasdaq Capital Market under the symbol “SHIP”. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 3, 2024 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The consolidated balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

As of June 30, 2024, the Company had a working capital deficit of $38,050, which includes an amount of $2,081 relating to pre-collected revenue and is included in deferred revenue in the accompanying unaudited interim condensed consolidated balance sheets. This amount represents current liabilities that do not require future cash settlement. The working capital deficit is mainly attributable to the repayments due under the Company’s long-term debt, its other financial liabilities and the Titanship finance lease liability. For the six-month period ended June 30, 2024, the Company realized a net income of $24,288 and generated cash flow from operations of $35,048. The Company is currently evaluating financing alternatives to finance the future commitment (Note 6) and the purchase option under its finance lease (Note 7). The Company considered the amount of time that the Company has available to finance the future commitment and the purchase option of the finance lease liability, the current market conditions and market outlook, management’s network of lenders and financiers and the past history of successful financing. Based on the above, the Company believes it has the ability to finance its existing obligation and future commitment to acquire vessels as they come due via cash from operations and financing options and thus continue as a going concern over the next twelve months following the date of the issuance of these interim condensed consolidated financial statements.

Consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.          Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these unaudited interim condensed consolidated financial statements as of June 30, 2024:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Pembroke Chartering Services Limited (1)(3)(4)	Malta	N/A	N/A	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Lord Ocean Navigation Co. (1)(5)	Liberia	Lordship	November 30, 2016	April 28, 2023
Champion Marine Co. (1)	Marshall Islands	Championship	November 7, 2018	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Friend Ocean Navigation Co. (1)	Liberia	Friendship	July 27, 2021	N/A
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Partner Marine Co. (1)(5)	Marshall Islands	Partnership	March 9, 2022	March 9, 2022
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
Paros Ocean Navigation Co. (1)	Liberia	Paroship	December 27, 2022	N/A
Knight Ocean Navigation Co. (1)(5)	Liberia	Knightship	December 13, 2016	April 6, 2023
Flag Marine Co. (1)(5)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(5)	Liberia	Hellasship	May 6, 2021	June 28, 2024
Patriot Shipping Co. (1)(5)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2024
Good Ocean Navigation Co. (1)(4)	Liberia	Goodship	August 7, 2020	February 10, 2023
Traders Shipping Co. (1)(4)	Marshall Islands	Tradership	June 9, 2021	February 28, 2023
Gladiator Shipping Co. (1)(4)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Partner Shipping Co. Limited (1)(4)	Malta	Partnership	May 31, 2017	March 9, 2022
Titan Ocean Navigation Co. (1)(5)	Liberia	Titanship	October 24, 2023	N/A
Icon Ocean Navigation Co. (1)(5)	Liberia	Iconship	June 11, 2024	June 11, 2024
Martinique International Corp. (1)(6)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(6)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Atsea Ventures Corp. (1)	Marshall Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management companies
(3)	Chartering services company
(4)	Dormant companies
(5)	Bareboat charterers
(6)	Dormant companies since 2018

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.          Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 3, 2024. There have been no material changes to these policies in the six-month period ended June 30, 2024, except as discussed below:

Depreciation is computed using the straight-line method over the estimated useful life of the vessels (25 years from the date of their initial delivery from the shipyard), after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Effective January 1, 2024 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per LWT was increased to $0.35 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market during for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to increase net income for the six-month period ended June 30, 2024, by $957 or earnings per share by $0.05 (basic and diluted). The decrease in the annual depreciation expense is expected to amount to approximately $1,900 per annum based on the useful lives of the Company’s existing fleet.

Recent Accounting Pronouncements

In March 2024, the SEC adopted climate-related reporting rules, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “SEC Climate Reporting Rules”). The SEC Climate Reporting Rules require for accelerated filers the following financial statement disclosures: a) Expenditures and capitalized costs, excluding recoveries, incurred related to severe weather events and natural events are required, if such expenditures exceed defined disclosure thresholds. In addition, a description of material estimates and assumptions used to produce the financial statement disclosures are required; b) If the use of carbon offsets or renewable energy credits (RECs) are a material component of the registrant’s plans to achieve climate-related targets or goals, disclosure of carbon offsets and RECs beginning and ending balances, amounts expensed, capitalized costs and losses are presented in the financial statements; c) Disclosure of gross scope 1 and scope 2 greenhouse gas (GHG) emissions, if material, as well a description of the methodology, significant inputs and assumptions used to calculate the GHG emissions, organizational and operational boundaries and protocols or standards used.  Scope 1 GHG emissions are direct GHG emissions from operations owned or controlled by the entity and scope 2 emissions are indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations owned or controlled by the entity. The disclosures will be phased in, with the financial statement disclosures required for annual periods beginning in 2026 for accelerated filers. The Company continues to evaluate the additional disclosures required.

Other than the above, there are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed financial statements for the six-month period ended June 30, 2024.

3.          Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 3, 2024, and are supplemented by the below new activities within the period.

Management Agreements:

During the six-month period ended June 30, 2024 and 2023, fees charged from Seanergy to United Maritime Corporation (“United”) in relation to services provided under various management agreements entered into with respect to United’s fleet amounted to $1,060 and $1,324, respectively and are presented in “Fees from related parties” in the accompanying unaudited interim condensed statements of operations.

As of June 30, 2024 and December 31, 2023, balance due from United amounted to $5,895 and $308, respectively and is included in “Due from related parties” in the accompanying unaudited interim condensed consolidated balance sheets, relating to United management fees and working capital advances.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
4.          Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited interim condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited interim condensed consolidated statements of cash flows:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	32,674	19,378
Restricted cash	50	50
Restricted cash, non-current	5,500	5,500
Total	38,224	24,928

Restricted cash as of June 30, 2024 includes $2,000 of minimum liquidity requirements as per the Piraeus Bank Loan Facility, $2,000 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility, $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility, $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility, $500 of minimum liquidity requirements as per the December 2022 Alpha Bank Loan Facility, and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of June 30, 2024, of $9,000 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

Restricted cash as of December 31, 2023 includes $2,000 of minimum liquidity requirements as per the Piraeus Bank Loan Facility, $2,000 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility, $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility, $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility, $500 of minimum liquidity requirements as per the December 2022 Alpha Bank Loan Facility, and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2023, of $9,600 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

5.          Inventories:

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	June 30, 2024	December 31, 2023
Bunkers	781	-
Lubricants	1,573	1,559
Total	2,354	1,559

6.          Vessels, Net:

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

June 30, 2024
Cost:
Beginning balance	511,935
- Additions	33,660
Ending balance	545,595

Accumulated depreciation:
Beginning balance	(101,459)
- Depreciation for the period	(11,204)
Ending balance	(112,663)

Net book value	432,932

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Acquisition

On February 5, 2024, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Iconship, for a gross purchase price of $33,660. The vessel was delivered to the Company on June 11, 2024. The acquisition of the vessel was financed with cash on hand and through the AVIC Iconship Sale and Leaseback (Note 8).

As of June 30, 2024, all vessels, except for the Knightship, the Lordship, the Flagship, the Partnership, the Hellasship, the Iconship and the Patriotship that are financed through other financial liabilities (sale and leaseback agreements), are mortgaged to secure loans of the Company (Note 8).

Advances for Vessel Acquisition

On March 18, 2024, the Company entered into an agreement with an unaffiliated party for the purchase of a secondhand Capesize vessel, the Orange Tiara, which will be renamed Kaizenship, for a gross purchase price of $35,600. On March 19, 2024, the Company paid an advance of $4,450 according to terms of the agreement and the advance is included in “Advances for vessel acquisition” in the unaudited interim condensed consolidated balance sheet as of June 30, 2024. Delivery is expected to take place within 2024.

7.	Finance Lease, Right-of-use Asset and Finance Lease Liability:

Details of the Company’s finance lease, right-of use asset and finance lease liability are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 3, 2024.

During the six-month period ended June 30, 2024 and 2023, the amortization of the right-of-use asset amounted to $658 and $NIL and are presented in the Company’s unaudited interim condensed consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period of 2024 and 2023 amounted to $559 and $NIL, respectively (Note 13). As of June 30, 2024 and December 31, 2023, the right-of-use amounted to $28,904 and $29,562 and is presented under “Finance lease, right-of-use asset” in the accompanying unaudited interim condensed consolidated balance sheets. The weighted average remaining lease term for the bareboat charter was 0.32 years as of June 30, 2024.

The annual lease payments under the Titanship bareboat charter agreement are as follows:

Twelve month periods ending June 30,	Amount
2025	21,038
Total undiscounted lease payments	21,038
Less: Discount based on incremental borrowing rate	(339)
Present value of finance lease liabilities	20,699

Finance lease liability, current	20,699
Finance lease liability, non-current	-
Present value of finance lease liabilities	20,699

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
8.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	June 30, 2024	December 31, 2023
Long-term debt and other financial liabilities	231,414	213,711
Less: Deferred financing costs and debt discounts	(4,488)	(2,921)
Total	226,926	210,790
Less - current portion	(44,574)	(31,780)
Long-term portion	182,352	179,010

Details of the Company’s secured credit and other financial liabilities are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 3, 2024, and are supplemented by the below new activities within the period.

Other Financial Liabilities – Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2024

AVIC Iconship Sale and Leaseback

On June 4, 2024, the Company entered into a $21,905 sale and leaseback agreement with Hao Cancer Limited (“Hao Cancer”), an affiliate of AVIC International Leasing Co., Ltd. to partially finance the acquisition of the Iconship. The agreement became effective on June 11, 2024, upon the delivery of the vessel to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Iconship continues to be recorded as an asset on the Company’s balance sheet. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in four quarterly installments of $750 followed by 16 quarterly installments of $463 along with a balloon payment of $11,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of June 30, 2024, the amount outstanding under the AVIC Iconship Sale and Leaseback was $21,155.

AVIC Hellasship Sale and Leaseback

On June 4, 2024, the Company entered into a $19,500 sale and leaseback agreement with Hao Leo Limited (“Hao Leo”), an affiliate of AVIC International Leasing Co., Ltd. to partially refinance the CMBFL Sale and Leaseback, secured by the Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the Hellasship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Hellaship continues to be recorded as an asset on the Company’s balance sheet. The charterhire principal amortizes in four quarterly installments of $700 followed by 16 quarterly installments of $388 along with a balloon payment of $10,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of June 30, 2024, the amount outstanding under the AVIC Hellasship Sale and Leaseback was $18,800.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
AVIC Patriotship Sale and Leaseback

On June 4, 2024, the Company entered into a $16,874 sale and leaseback agreement with Hao Virgo Limited (“Hao Virgo”), an affiliate of AVIC International Leasing Co., Ltd. to partially refinance the CMBFL Sale and Leaseback, secured by the Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the Patriotship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Patriotship continues to be recorded as an asset on the Company’s balance sheet. The charterhire principal amortizes in four quarterly installments of $600 followed by 16 quarterly installments of $311 along with a balloon payment of $9,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of June 30, 2024, the amount outstanding under the AVIC Patriotship Sale and Leaseback was $16,274.

Sale and Leaseback Activities repaid during the six-month period ended June 30, 2024

CMBFL Sale and Leaseback

On June 28, 2024, the Company exercised its options for the purchase of the Hellasship and Patriotship from CMB Financial Leasing Co., Ltd. (“CMBFL”) and took delivery of the vessels after full settlement of the outstanding balance of approximately $22,320. The CMBFL Sale and Leaseback was refinanced by the AVIC Hellasship Sale and Leaseback and the AVIC Patriotship Sale and Leaseback described above. On that date, as a result of the refinancing, an amount of $649 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at SOFR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

As of June 30, 2024, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2024, ten of the Company’s owned vessels, having a net carrying value of $262,317, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s seven bareboat chartered vessels, having a net carrying value of $170,615 as of June 30, 2024, have been financed through sale and leaseback agreements. As is typical leaseback agreements the title of ownership is held by the relevant lenders.

The annual principal payments required to be made after June 30, 2024 for all long-term debt and other financial liabilities, are as follows:

Twelve month periods ending June 30,	Amount
2025	46,410
2026	54,520
2027	56,587
2028	29,917
Thereafter	43,980
Total	231,414

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)          Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)          Fair Value of Financial Instruments

The principal financial assets of the Company consist of Cash and cash equivalents, restricted cash, accounts receivable trade and other current assets. The principal financial liabilities of the Company consist of trade accounts and other payables long-term debt and other financial liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt for the Flagship Cargill Sale and Leaseback are similar to those that could be procured as of June 30, 2024, and the carrying value of $14,164, is 4% higher than the fair market value of $13,544. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
10.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  On March 6, 2024, Sphinx Investment Corp., a purported shareholder of the Company, submitted a complaint in the High Court of the Republic of the Marshall Islands naming the Company and the members of its board of directors as defendants. The complaint alleges, among other things, violations of fiduciary duties in connection with the issuance of the Series B Preferred Shares in December 2021. On April 26, 2024, the defendants filed a motion to dismiss the lawsuit. Briefing on such motion concluded on July 2, 2024. The Company, although it cannot predict the outcome, believes it has substantial defenses and intends to vigorously defend against the lawsuit. As of June 30, 2024, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 11 to 60 months and extension periods vary from 7 to 26 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2024. For index-linked time charter contracts the calculation was made using the initial charter rates   (these amounts do not include any assumed off-hire).

Twelve month periods ending June 30,	Amount
2025	110,375
2026	28,253
Total	138,628

The office rent expense for the periods ended June 30, 2024 and 2023 was $82 and $83, respectively.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2024:

Twelve month periods ending June 30,	Amount
2025	128
2026	128
2027	128
2028	96
Thereafter	-
Total	480
Less: imputed interest	(139)
Present value of lease liabilities	341

Operating lease liability, current	99
Operating lease liability, non-current	242
Present value of lease liabilities	341

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
11.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 12 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 3, 2024 and are supplemented by the below new activities into the six-month period.

(a)	Common Stock

i)	At-the-market offering program

During the six months ended June 30, 2024, 576,120 shares have been sold from the Company for gross proceeds of $5,091 under the “at-the-market” offering program and are shown in unaudited interim condensed consolidated statement of stockholder’s equity as of June 30, 2024, net of $194 offering expenses.

ii)	Dividends

On May 15, 2024, the Company announced a regular quarterly cash dividend of $0.025 per share for the first quarter of 2024 and a special dividend of $0.125 per share, to all shareholders of record as of June 25, 2024 (Note 16). The dividends amounting to $3,108 were paid on July 10, 2024 (Note 16) and are included in “Other current liabilities” as of June 30, 2024 in the unaudited interim condensed consolidated balance sheets.

On March 15, 2024, the Company announced a regular quarterly dividend of $0.025 per share for the fourth quarter of 2023 and a special dividend of $0.075 per share, to all shareholders of record as of March 25, 2024. The dividends amounting to $2,001 were paid on April 10, 2024.

On January 10, 2024, the Company paid a regular quarterly dividend of $0.025 per share or $491 for the third quarter of 2023 to all shareholders of record as of December 22, 2023.

Total dividends declared in the six-month period ended June 30, 2024, amounted to $5,109.

iii)	Buybacks

In December 2023, the Board of Directors of the Company authorized a new share repurchase plan under which the Company may repurchase up to $25,000 of its outstanding common shares or warrants. As of June 30, 2024, the Company has repurchased 195,312 of its outstanding common shares at an average price of approximately $8.82 per share for a total of $1,722, inclusive of commissions and fees. All the repurchased shares have been cancelled as of June 30, 2024.

(b)	Warrants

All warrants are classified in equity, according to the Company’s significant accounting policy.

Class E Warrants

During the six-month period ended June 30, 2024, 180,000 shares were issued from Class E warrants, for proceeds of $885.

As of June 30, 2024, the number of remaining Class E Warrants outstanding is 2,694,599 at an exercise price of $4.79 per share.

Class D Warrants

As of June 30, 2024, the number of remaining Class D Warrants outstanding is 4,368,750 at an exercise price of $13.79 per share.

As of June 30, 2024, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class D	27,304
Class E	269,459
Total	296,763

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
12.	Vessel Revenue:

Vessel revenues for the six-month periods ended June 30, 2024 and 2023 was derived from time charters.
The trade accounts receivable of $729 and $896 as of June 30, 2024 and December 31, 2023, respectively, relate to time charters.

The current portion of Deferred revenue as of June 30, 2024 and December 31, 2023 was $2,081 and $2,136 and relates to cash received in advance of performance under operating leases and to premiums for energy saving devices (i.e. increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The non-current portion of Deferred revenue as of June 30, 2024 and December 31, 2023 was $161 and $254 and relates to premiums for energy saving devices for specific equipment installed in the vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party, except for unearned revenue, which represents cash received in advance of services which have not yet been provided.

Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2024 and 2023 were:

Customer	2024	2023
A	34%	26%
B	23%	26%
C	13%	18%
D	-	14%
Total	70%	84%

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
13.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30,
	2024	2023
Interest on long-term debt and other financial liabilities	8,408	8,767
Interest on finance lease liability	559	-
Amortization of deferred finance costs and debt discounts	696	1,393
Convertible notes interest expense	-	90
Amortization of deferred finance costs and debt discounts (shares issued to third party - non-cash)	-	81
Other	53	64
Total	9,716	10,395

14.	Earnings / (Loss) per Share:

The calculation of net income per common share is summarized below:

	June 30,
	2024	2023

Net income / (loss)	$24,288	$(3,507)
Less: Dividends to non-vested participating securities	(246)	(76)
Less: Undistributed earnings to non-vested participating securities	(936)	-
Net income / (loss) attributable to common shareholders, basic	$23,106	$(3,583)

Undistributed earnings to non-vested participating securities	936	-
Undistributed earnings reallocated to non-vested participating securities	(930)	-
Net income / (loss) attributable to common shareholders, diluted	$23,112	$(3,583)

Weighted average number of common shares outstanding, basic	19,533,621	18,196,521
Effect of dilutive securities:
Warrants	125,749	-
Weighted average number of common shares outstanding, diluted	19,659,370	18,196,521

Net income / (loss) per share attributable to common shareholders, basic	$1.18	$(0.20)
Net income / (loss) per share attributable to common shareholders, diluted	$1.18	$(0.20)

As of June 30, 2024, 1,001,997 non-vested participating shares under the Company’s Equity Incentive Plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 15). Additionally, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as of June 30, 2024, because to do so would have anti-dilutive effect, are any incremental shares of unexercised Class D warrants that are out-of-the money as of the reporting date (Note 11), calculated with the treasury stock method.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
15.	Equity Incentive Plan:

Details of the Company’s Equity Incentive Plans are discussed in Note 16 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 3, 2024 and are supplemented by the below new activities into the six-month period.

On March 27, 2024, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. On the same date, the Compensation Committee granted an aggregate of 502,500 restricted shares of common stock pursuant to the Plan. Of the total 502,500 shares issued on March 27, 2024, 285,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 217,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.42. 107,250 shares vested on the date of the issuance, March 27, 2024, 142,750 shares will vest on September 27, 2024, taking into consideration 500 forfeited shares, 108,000 shares will vest on March 27, 2025 and 144,000 shares will vest on September 26, 2025.

During the six-month period ended June 30, 2024, 333 shares were forfeited from the March 2023 Equity Incentive Plan.

The related expense for shares granted to the Company’s Board of Directors and certain of its employees for the six-month periods ended June 30, 2024 and 2023, amounted to $2,938 and $5,929, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the six-month periods ended June 30, 2024 and 2023, amounted to $79 and $198, respectively, and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its employees as of June 30, 2024 and December 31, 2023 amounted to $2,783 and $1,572, respectively. On June 30, 2024, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and its other employees not yet recognized is expected to be recognized is 1.24 years.

16.	Subsequent Events

On July 10, 2024, the Company paid regular quarterly and special dividends of $3,108 to all shareholders of record as of June 25, 2024 (Note 11).

On August 5, 2024, the Company declared a quarterly dividend of $0.25 per share for the second quarter of 2024, payable on or about October 10, 2024 to all shareholders of record as of September 27, 2024.

As of the date of this report, the Company has repurchased 86,903 of its outstanding common shares at an average price of approximately $10.20 for a total of $886, inclusive of commissions and fees. All the repurchased shares have been cancelled. The Company has currently 20,611,924 shares issued and outstanding.